SUB-ITEM 77C
SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A special meeting of shareholders (“Meeting”) of the Maryland Municipal Bond Fund (“Fund”) was held on April 9, 2012.

The Meeting was held to consider and act on the following proposal:  To approve a change to the Fund’s current fundamental investment policy of investing at least 80% of its net assets (plus any borrowings for investment purposes) in municipal securities, including securities subject to the U.S. federal alternative minimum tax, with income exempt from regular U.S. federal income tax and Maryland state income tax to investing at least 80% of its net assets (plus any borrowings for investment purposes) in municipal securities (the “Proposal”).

The number of shares outstanding on the record date (February 22, 2012), the number of shares represented at the Meeting, and the details of the voting with respect to the Proposal is shown below.  The Proposal received the required number of affirmative votes for approval.

Shares Outstanding                                1,030,174.307
Shares Represented                                648,421
Affirmative Votes                                583,266
Objecting Votes                                65,155
Abstaining Votes                                0